Exhibit 99.2

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mingteng International Corporation Inc.

Unaudited Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of June 30, 2024 (Unaudited) and December 31, 2023	F-2

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the Six Months Ended June 30, 2024 and 2023	F-3

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Six Months Ended June 30, 2024 and 2023	F-4

Unaudited Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2024 and 2023	F-5

Notes to Unaudited Condensed Consolidated Financial Statements	F-6 - F-25

MINGTENG INTERNATIONAL CORPORATION INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,381,406	$1,056,236
Accounts receivable, net	3,752,549	3,517,632
Other receivables-bank acceptance notes	915,166	471,166
Advances to suppliers	263,317	388,110
Other receivables	13,790	12,344
Inventories, net	1,331,765	1,217,045
Total current assets	7,657,993	6,662,533

Non-current Assets
Property and equipment, net	3,668,375	3,335,187
Other assets	2,534,056	-
Deferred offering costs	-	715,771
Total non-current assets	6,202,431	4,050,958

Total Assets	$13,860,424	$10,713,491

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,403,154	$282,378
Accounts payable	1,263,472	1,053,215
Advances from customers	289,287	401,935
Other liabilities	959,170	1,041,910
Amounts due to related parties	237,300	240,309
Total current liabilities	4,152,383	3,019,747

Non-current Liabilities
Deferred tax liabilities, net	224,583	246,893
Total non-current liabilities	224,583	246,893
Total liabilities	4,376,966	3,266,640

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares (Par value US$0.00001 per share, 5,000,000,000 shares authorized, 6,207,500 and 5,000,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	62	50
Additional paid-in capital	3,212,145	897,308
Statutory reserves	465,572	465,572
Retained earnings	6,200,451	6,466,293
Accumulated other comprehensive loss	(394,772)	(382,372)
Total shareholders’ equity	9,483,458	7,446,851

Total Liabilities and Shareholders’ Equity	$13,860,424	$10,713,491

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the Six Months Ended June 30,
	2024	2023
Revenues	$4,646,389	$3,667,888
Cost of revenues	(2,994,601)	(2,104,452)
Gross profit	1,651,788	1,563,436

Operating expenses:
Selling expenses	125,535	72,735
General and administrative expenses	1,512,909	582,702
Research and development expenses	288,182	224,756
Total operating expenses	1,926,626	880,193

(Loss) income from operations	(274,838)	683,243

Other income (expenses):
Government subsidies	-	2,886
Interest income	579	3,289
Interest expense	(15,749)	(27,474)
Other income, net	16,618	6,570
Total other income (expenses), net	1,448	(14,729)

(Loss) income before income taxes	(273,390)	668,514

Benefit from (provision for) income taxes	7,548	(106,187)

Net (loss) income	$(265,842)	$562,327

Comprehensive income (loss)
Net (loss) income	$(265,842)	$562,327
Foreign currency translation loss	(12,400)	(244,187)
Total comprehensive (loss) income	$(278,242)	$318,140

(Losses)/earnings per share
– Basic and diluted	$(0.05)	$0.11

Weighted average number of ordinary shares outstanding
– Basic and diluted	5,448,846	5,000,000

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of December 31, 2022	5,000,000	$50	$897,308	$465,572	$4,959,591	$(248,632)	$6,073,889
Net income for the period	-	-	-	-	562,327	-	562,327
Foreign currency translation adjustment	-	-	-	-	-	(244,187)	(244,187)
Balance as of June 30, 2023 (Unaudited)	5,000,000	$50	$897,308	$465,572	$5,521,918	$(492,819)	$6,392,029

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of December 31, 2023	5,000,000	$50	$897,308	$465,572	$6,466,293	$(382,372)	$7,446,851
Net loss for the period	-	-	-	-	(265,842)	-	(265,842)
Shares issued in connection with initial public offering	1,207,500	12	2,314,837	-	-	-	2,314,849
Foreign currency translation adjustment	-	-	-	-	-	(12,400)	(12,400)
Balance as of June 30, 2024 (Unaudited)	6,207,500	$62	$3,212,145	$465,572	$6,200,451	$(394,772)	$9,483,458

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2024	2023
Cash flows from operating activities
Net (loss) income	$(265,842)	$562,327
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	250,604	195,321
Amortization of right-of-use assets	-	16,876
(Recovery of) provision for doubtful accounts	(8,463)	6,736
Deferred income tax	(20,846)	163,464
Loss on disposal of property and equipment	7,087	-
Changes in operating assets and liabilities:
Accounts receivable, net	(248,980)	(426,906)
Other receivables-bank acceptance notes	(448,281)	(60,322)
Advances to suppliers	122,765	(58,638)
Other receivables	30,050	(12,157)
Inventories, net	(122,625)	(278,488)
Accounts payable	229,881	106,258
Advances from customers	(110,497)	29,963
Payroll payable	39,160	75,478
Taxes payable	(115,684)	(393,478)
Amounts due to related parties	(1,527)	12,448
Principal payments under operating lease obligations	-	(4,503)
Net cash used in operating activities	(663,198)	(65,621)

Cash flows from investing activities
Purchase of property and equipment	(625,053)	(21,765)
Deposit made for potential equity-method investment	(2,478,000)	-
Prepayments for non-current assets	(56,227)	-
Net cash used in investing activities	(3,159,280)	(21,765)

Cash flows from financing activities
Proceeds from short-term loans	1,407,441	72,159
Repayment of short-term loans	(281,488)	-
Proceeds from initial public offering, net	3,293,096	-
Payments of deferred offering costs	(264,949)	(116,289)
Principal payments under finance lease obligations	-	(12,700)
Net cash provided by (used in) financing activities	4,154,100	(56,830)

Effect of foreign exchange rate change on cash and cash equivalents	(6,452)	(58,903)
Net increase (decrease) in cash and cash equivalents	325,170	(203,119)
Cash and cash equivalents at the beginning of the period	1,056,236	1,793,323
Cash and cash equivalents at the end of the period	$1,381,406	$1,590,204

Supplemental disclosures of cash flow information:
Interest paid	$15,749	$27,474
Income taxes paid	$82,703	$206,836

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO UNAUDTITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – BUSINESS DESCRIPTION

Mingteng International Corporation Inc. (“Mingteng International” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on September 20, 2021. It is a holding company with no business operations.

On November 4, 2021, Mingteng International formed its wholly-owned subsidiary, Mingteng International Hong Kong Group Limited (“Mingteng HK”) in Hong Kong. On September 26, 2022, Mingteng HK formed its wholly-owned subsidiary, Wuxi Ningteng Intelligent Manufacturing Co., Ltd. (“Ningteng WFOE”) in the People’s Republic of China (“PRC”).

Wuxi Mingteng Mould Technology Co., Ltd. (“Wuxi Mingteng Mould”) is a limited liability company incorporated on December 15, 2015 under the laws of the PRC. Wuxi Mingteng Mould is a wholly owned subsidiary of Ningteng WFOE and is our operating entity. Wuxi Mingteng Mould is primarily engaged in providing clients with comprehensive and personalized mold services and solutions in the PRC, including mold design and development; mold production, repair, testing and adjustment.

On April 22, 2024, Mingteng International completed its initial public offering on the Nasdaq Stock Market, issuing 1,050,000 Ordinary Shares with a nominal or par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $4.20 million. On May 10, 2024, Mingteng International issued additional shares of 157,500, which related to the over-allotment arrangement, with nominal or par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $0.63 million. After deducting underwriting discounts, offering expenses and deferred offering costs, the Company received total net proceeds of approximately $2.06 million.

Mingteng International’s current corporate structure is as follows:

Mingteng International conducts all of its operations in China through its operating subsidiary, Wuxi Mingteng Mould.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The interim results of operations are not necessarily indicative of results to be expected for any other interim period or for a full year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of its financial position and operating results have been included. These unaudited condensed consolidated financial statements should be read in conjunction with the Mingteng International’s audited consolidated financial statements and the related notes thereto for the fiscal years ended December 31, 2023 and 2022, included in Form 20-F filed on May 15, 2024.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, the allowance for inventory obsolescence, useful lives of property and equipment, the recoverability of long-lived assets, provision necessary for contingent liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. The Company maintains its bank accounts in Mainland China, Hong Kong and Cayman Islands. On May 1, 2015, China’s new Deposit Insurance Regulation became effective, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB 500,000 (approximately US$72,000) for each bank account.

Accounts receivable, net

Accounts receivable is stated at the original amount less an allowance for credit loss. Accounts receivable is recognized in the period when the Company has provided services to its customers and when its right to consideration is unconditional. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted.

Current expected credit losses

On January 1, 2023, the Company adopted ASC 326, Financial Instruments—Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

The Company’s financial assets subject to the CECL model mainly include accounts receivable and other receivables which are recorded as a component of the prepaid expenses and other current assets.

For accounts receivable, the Company estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables, the Company reviews other receivables on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Other receivables are written off after all collection efforts have been exhausted.

The cumulative effect from the adoption as of June 30, 2024 was immaterial to the unaudited condensed consolidated financial statements. For the six months ended June 30, 2024 and years ended December 31, 2023, allowance of credit losses made by the Company were mainly generated from accounts receivable.

Bank acceptance notes

Receivable generally due within six months and with specific payment terms and definitive due dates, are comprised of the notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest. From time to time, the Company endorse bank acceptance notes receivable to its suppliers as the payment of material purchase. The bank acceptance notes receivable is considered sold and derecognized from balance sheets when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivable. If the Company does not surrender control, the cash received from the purchaser is account for as a secured borrowing.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide goods or services to the Company or refund an advance. As of June 30, 2024 and December 31, 2023, there was no allowance of advances to suppliers.

Inventories, net

Inventories consist of raw materials, work in process and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. As of June 30, 2024 and December 31, 2023, the Company made a provision for inventory obsolescence of $61,913 and $18,058, respectively.

Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value of 5%:

Category	Estimated useful lives
Electronic equipment	3-5 years
Vehicles	5 years
Machinery and equipment	5-10 years

Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. The Company did not record any impairment charge for the six months ended June 30, 2024 and 2023.

Deferred offering costs

Deferred offering costs are expenses directly related to the Company’s initial public offering (“IPO”). The deferred offering costs were offset against the IPO proceeds and reclassified to additional paid-in capital upon completion of the IPO in April 2024.

Fair value of financial instruments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, other receivables-bank acceptance notes, prepayments, non-current, short-term loans, accounts payable, amounts due to related parties approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

Leases

The Company accounts for leases following FASB ASC 842, Leases (“Topic 842”).

Leases are classified at the inception date as either a financial lease or an operating lease. A lease is a financial lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating lease liabilities, and non-current obligations under long-term portion of operating lease liabilities, on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term.

The initial underlying lease contracts was expired during the fiscal year ended December 31, 2023, and the related ROU assets were fully amortized and lease liabilities satisfied. A new office space lease contracts was signed during the six months ended June 30, 2024, of which the lease term was less than 12 months according to the agreement, and the management’s consideration not to extend the lease term assessment at inception, the Company elected to treat the agreement as a short-term lease. The principal payments for lease obligations amounted to approximately $55,374 for the six months ended June 30, 2023.The lease liabilities balance had been fully paid as of December 31, 2023, and accordingly no lease liabilities are presented on the consolidated balance sheets since then.

Revenue recognition

The Company accounts for revenue recognition under FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue to represent the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the services transfers to the customer. Under the guidance of ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

The Company’s main business income is divided into three categories, one is mold production, that is, contracts are signed to sell molds widely used in automobile, valve, water pump and other industries according to the customer’s needs. Second is mold repair, which provides customers with mold repair service, or provides sales of mold components. Last is providing customers with machining services, using the Company’s remaining capacity to provide customers with external processing services. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer.

Mold production:

The Company signs contracts with customers and provides products according to the sales contract or sales list. The clients check the quantity and quality of products received, and then issue a confirmation as the proof of payment. Certain clients may also test the finished products as part of the confirmation process. Revenue is recognized when the Company receives the confirmation of product acceptance.

The Company provides design and production services according to the sales contract or lists. The Company then transports and installs the finished products when clients give their order.

The design services are inseparable from project sales. A mold production contract may include two or more machine components, but all components are customized according to customer requirements. These components need to be combined under the guidance of design plans to produce qualified products to meet the needs of clients. Therefore, these services are highly interdependent and are never transferred to the customer on their own. Customers do not have the option to purchase these services separately principally due to the customization of each project. Accordingly, these services are not considered separate performance obligations and no revenue is associated with these services under ASC 606 until the point in time when the project is complete and client confirmation is received.

The Company provides maintenance services and according to the contracts and the clients do not have the option to purchase these services separately. The promised warranty does not provide the clients with a service in addition to the assurance that the product complies with agreed-upon contract specifications and is considered an assurance warranty. The maintenance services and the warranty are not considered separate performance obligations and no revenue is associated with these services under ASC 606. Historically, the Company has not experienced material costs for quality assurance and, therefore, does not believe an accrual for these costs are necessary.

Mold repair:

The Company signs contracts with customers and provides repair services according to the contract or list and charges a certain fee. Revenue is recognized only after the repair service has passed the customer’s inspection.

Machining services:

The Company signs contracts with customers and provides machining services and charges a certain fee. The Company identifies the fulfillment of its obligation when transferring the product and issuing the VAT invoice to customers at which time revenue is recognized.

The following table presents revenue by major revenue type for the six months ended June 30, 2024 and 2023, respectively:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Mold production	$3,312,007	$3,093,511
Mold repair	518,300	489,465
Machining services	816,082	84,912
Total	$4,646,389	$3,667,888

Cost of revenues

Cost of revenues consists of the cost of raw material, direct labor and manufacturing costs. During the production process, production department records the material consumption quantity and production hours of each order. Raw material cost is allocated according to the consumption of the material. Direct labor and manufacturing costs are allocated according to the production hours.

Research and development expenses

Research and development (“R&D”) expenses include costs directly attributable to the conduct of R&D projects, including the cost of salaries and use of raw materials. Such projects include the research and development of adjustable casting molds for automotive parts. All costs associated with research and development are expensed as incurred.

General and administrative expenses

General and administrative expenses consist primarily of costs of salary and welfare for our general administrative and management staff, consulting fee, depreciation expenses, professional fees, meals and entertainment, office expenses, business travel expenses, additional expenses for public offering, and other miscellaneous expenses incurred in connection with general operations.

Government subsidies

Government subsidies refer to the monetary or non-monetary assets that a company obtains from the government for free. The government subsidies received by Wuxi Mingteng Mould mainly include high-tech enterprise recognition bonus. The Company believes that these government subsidies are not related to daily business activities and are treated as other income.

Government subsidies for the six months ended June 30, 2024 and 2023, were nil and $2,886.

Income taxes

Mingteng International’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the six months ended June 30, 2024 and 2023. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of June 30, 2024 and December 31, 2023.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rate is approximately 13%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by Mingteng International’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings per share

Mingteng International computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of Mingteng International by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares.

Warrant

The accounting treatment of warrants issued is determined pursuant to the guidance provided by ASC 470, Debt, ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging (“ASC 815”), as applicable. Each feature of freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, equity sales, rights offerings, conversions, optional redemptions and dividends are assessed with determinations made regarding the proper classification in the Company’s consolidated financial statements.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company’s PRC subsidiaries not using U.S. dollar as its functional currency.

Foreign currency translation

The functional currency of Mingteng International’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”). The consolidated financial statements are translated to U.S. dollars using the period end rates of exchange for assets and liabilities, equity is translated at historical exchange rates, and average rates of exchange (for the period) are used for revenues and expenses and cash flows. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

All of the Company’s revenue transactions are transacted in its functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing exchange rate of the People’s Bank of China (PBOC):

	June 30,	December 31,	Six months ended June 30,
	2024	2023	2024	2023
Foreign currency
RMB:1USD	7.1268	7.0827	7.1051	6.9291

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies, and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications had no impact on net loss or and financial position.

Significant risks

Currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of Mingteng International and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 (approximately US$72,000) for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Total bank deposit balance was $1,381,249, and the bank balance of Mingteng International amounted to $367,948. Total amounts in excess of the insurance coverage were RMB 6,035,136.63 (approximately US$846,822.79) and RMB 5,462,789 (US$771,286) as of June 30, 2024 and December 31, 2023, respectively.

Concentration and credit risk

Currently, all the Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, other receivables-bank acceptance notes. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

Employee benefits

Pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries in mainland China participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Company makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are charged to costs of revenues and operating expenses as the related services are rendered by the employees. Employee social benefits included as costs of revenues and operating expenses were RMB 707,156 and RMB 442,994 for the six months ended June 30, 2024 and 2023, respectively.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on our financial statement disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of operations and comprehensive income (loss) and cash flows.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Trade accounts receivable	$3,767,008	$3,540,696
Less: allowance for credit losses	(14,459)	(23,064)
Accounts receivable, net	$3,752,549	$3,517,632

The movement of allowance of credit losses is as follows:

	For The Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$(23,064)	$(28,594)
Reduction (addition) during the six months period	8,463	(6,459)
Foreign exchange difference	142	1,033
Balance at end of the June 30	$(14,459)	$(34,020)

NOTE 4 – INVENTORIES, NET

Inventories consisted of the following:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Raw material	$24,329	$55,029
Work in process	310,672	135,341
Goods in transit	1,058,677	1,044,733
Inventories provision	(61,913)	(18,058)
Total inventories	$1,331,765	$1,217,045

The goods in transit to customers are still included in the inventory until the customer inspected and confirmed acceptance. Once we obtain the customer’s acceptance notice, we will recognize the corresponding revenue and cost of sales.

NOTE 5 – OTHER ASSETS

Other assets consisted of the following:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Prepayments, non-currents assets	$56,056	$-
Deposit made for potential equity-method investment (note a)	2,478,000	-
Total other assets	$2,534,056	$-

Note a: In May 2024, Mingteng International Corporation Inc. signed equity transfer agreements with Ms. Li Yulan, who owned 90% equity interest in a private company, Planty Holding Limited (“Planty”), to acquire an aggregate of 24.78% equity interest of Planty with a total consideration of $2,478,000. Planty owned a patent which could be used for a specific mold production, and also signed a strategic cooperation agreement with a potential client for the products related to the patent. The total consideration was paid before June 30, 2024 as deposit and the transaction was completed on August 28, 2024.

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Mechanical equipment	$4,754,244	$4,190,440
Electronic equipment	31,435	24,372
Vehicles	345,915	348,068
Subtotal	5,131,594	4,562,880
Less: accumulated depreciation	(1,463,219)	(1,227,693)
Property and equipment, net	$3,668,375	$3,335,187

For the six months ended June 30, 2024 and 2023, depreciation expense amounted to $250,604 and $195,321, respectively.

NOTE 7 – LEASES

On January 31, 2022, Wuxi Mingteng Mould entered into a new lease agreement with Wuxi Longsheng Boiler Factory (the “Landlord”) for office and production space. The lease period was from February 1, 2022 to December 31, 2023, with an annual rental of RMB 624,240 (approximately $93,012). According to the lease agreement, Wuxi Mingteng Mould can only use the space for its operations and cannot transfer the lease to a third party without the prior consent of the Landlord; otherwise, the lease agreement shall be terminated. The lease agreement has expired on December 31, 2023.

On May 1, 2023, Wuxi Mingteng Mould entered into a new lease agreement with the Landlord on a temporary basis for office and production space. The lease period was from May 1, 2023 to December 31, 2023, with a monthly rental of RMB 3,000 (approximately $425). Wuxi Mingteng Mould did not extend the term of the lease. This agreement had a lease term less than 12 months and did not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Wuxi Mingteng Mould chose to elect short-term lease measurement, and recognized the lease payments in net income on a straight-line basis over the lease term.

On January 1, 2024, Wuxi Mingteng Mould entered into a new lease agreement with Wuxi Longsheng Boiler Factory (the Landlord) for office and production space. The lease period was from January 1, 2024 to December 31, 2024, with an annual rental of RMB 660,240 (approximately $93,217). This agreement has a lease term not over than 12 months and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Wuxi Mingteng Mould chose to elect short-term lease measurement, and recognized the lease payments in net income on a straight-line basis over the lease term.

The lease agreement with the Landlord neither grants a purchase option nor transfers ownership of the space. The lease term is not a major part of the remaining economic life of the underlying asset and the present value of the sum of the lease payments is insubstantial compared with the fair value of the underlying asset. Wuxi Mingteng Mould considered the lease as operating lease.

On February 23, 2021, Wuxi Mingteng Mould entered into a lease agreement with Risheng International Leasing Co., Ltd. for manufacturing equipment. The lease period is from February 24, 2021 to January 24, 2023. The advance payment for the equipment is RMB 458,000 (tax included) (approximately $71,835), and the remaining lease payments are RMB 1,832,000 (tax included) (approximately $287,341). As agreed in the leasing contract, the leased machine will be purchased after the end of the lease term, with the purchase amount included in the last lease payment. Since the lease transfers ownership of the equipment to the lessee by the end of the lease term, Wuxi Mingteng Mould considered the lease as finance lease. The fair value of the equipment on the lease start date was RMB2,290,000 (approximately $359,176), which was stated in the lease contract. Wuxi Mingteng Mould calculated an internal rate of return (IRR) of 1.07% based on the fair value of the equipment and the present value of the lease payments. The Company accounted for this lease as a finance lease and is amortizing the right-of-use asset over the useful life of the underlying asset which is ten years.

On April 14, 2021, Wuxi Mingteng Mould entered into a lease agreement with Risheng International Leasing Co., Ltd. for manufacturing equipment. The lease period is from April 15, 2021 to March 15, 2023. The advance payment for the equipment is RMB 408,000 (tax included) (approximately $63,993), and the remaining lease payments are RMB 1,790,000 (tax included) (approximately $280,753). As agreed in the finance leasing contract, the leased machine will be purchased after the end of the lease term, with the purchase amount included in the last lease payment. Since the lease transfers ownership of the equipment to the lessee by the end of the lease term, Wuxi Mingteng Mould considered the lease as finance lease. The fair value of the equipment on the lease start date was RMB 2,048,000 (approximately $321,220), which was stated in the lease contract. Wuxi Mingteng Mould calculated an internal rate of return (IRR) of 1.01% based on the fair value of the equipment and the present value of lease payments. The Company accounted for this lease as a finance lease and is amortizing the right-of-use asset over the useful life of the underlying asset which is ten years.

On September 1, 2023, Wuxi Mingteng Mould entered into a new lease agreement with Wanjie Construction Machinery Business Department, for office and production space. The lease period was from September 1, 2023 to August 31, 2024, with a monthly rental of RMB 20,000 (approximately $2,838). Wuxi Mingteng Mould had no intention to extend the term of the lease. This agreement has a lease term with 12 months and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Wuxi Mingteng Mould chose to elect short-term lease measurement, and recognized the lease payments in net income on a straight-line basis over the lease term. After the lease agreement expired, both parties signed a new lease agreement, which disclosed as subsequent event.

On January 8, 2024, Wuxi Mingteng Mould entered into a new lease agreement with Wuxi Mingyu Metal Fence Co., Ltd., for production space. The lease period was from January 8, 2024 to January 7, 2025, with a monthly rental of RMB 23,784 (approximately $3,347). Wuxi Mingteng Mould had no intention to extend the term of the lease. This agreement has a lease term with 12 months and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Wuxi Mingteng Mould chose to elect short-term lease measurement, and recognized the lease payments in net income on a straight-line basis over the lease term.

The total lease expenses incurred for the six months ended June 30, 2024 and 2023 were approximately $76,547 and $53,591, respectively.

The following table represents the movement of total right-of-use assts and lease liabilities.

	For The Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Operating lease right-of-use assets
Balance at beginning of the period	$-	$88,055
Less: Accumulated amortization	-	(45,414)
Foreign exchange difference	-	(3,183)
Balance at end of the period	$-	$39,458

	For The Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Finance lease right-of-use assets
Balance at beginning of the period	$-	$461,629
Less: Accumulated amortization	-	(8,177)
Less: Exercised purchase option	-	(436,765)
Foreign exchange difference	-	(16,687)
Balance at end of the period	$-	$-

As agreed in the finance leasing contract, the leased machine will be purchased after the end of the lease term, with the purchase amount included in the last lease payment. The Company accounted for this lease as a finance lease and is amortizing the right-of-use asset over the useful life of the underlying asset which is ten years. After the end of the lease term, the Company converted the right-of-use asset into fixed assets based on their net value.

	For The Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Operating lease liabilities
Balance at beginning of the period	$-	$88,055
Less: Principal payments under operating lease obligations	-	(43,195)
Impact of VAT	-	1,348
Foreign exchange difference	-	(3,183)
Balance at end of the period	$-	$43,025

	For The Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Finance lease liabilities
Balance at beginning of the period	$-	$12,510
Less: Principal payments under financing lease obligations	-	(12,700)
Interest expense on finance lease	-	121
Foreign exchange difference	-	69
Balance at end of the period	$-	$-

NOTE 8 – SHORT-TERM LOANS

On March 23, 2022, Wuxi Mingteng Mould entered into an additional short-term loan agreement with Jiangsu Wuxi Rural Commercial Bank with amount of RMB 4.5 million (approximately $0.67 million), with an annual interest rate of 4.45%. The maturity date of the loan is March 22, 2023. No collateral was required for the loan. The loan was repaid upon maturity.

On March 4, 2022, Wuxi Mingteng Mould entered into a secured short-term loan agreement with Bank of Jiangsu with amount of RMB 5 million (approximately $0.75 million), with an annual interest rate of 4%. The maturity date of the loan is March 3, 2023. Wuxi Mingteng Mould pledged two of their patent rights as collateral. The loan was repaid upon maturity.

On January 31, 2023, Wuxi Mingteng Mould entered into a short-term loan agreement with Wuxi Branch of Bank of China with amount of RMB 5 million (approximately $0.72 million), with an annual interest rate of 3.4%. The maturity date of the loan is January 30, 2024. Mr. Yingkai Xu and Ms. Jingzhu Ding provided joint personal guarantees for the loan. Wuxi Mingteng Mould had fully repaid the loan in advance on October 7, 2023.

On February 28, 2023, Wuxi Mingteng Mould entered into an additional unsecured short-term loan agreement with Bank of Jiangsu with amount of RMB 5 million (approximately $0.72 million), with an annual interest rate of 3.7%. The maturity date of the loan is February 27, 2024. Wuxi Mingteng Mould made a repayment of RMB 3 million (approximately $0.42 million) in advance on October 7, 2023, Wuxi Mingteng Mould had fully repaid the rest of the balance of RMB 2 million (approximately $0.28 million) on February 21, 2024.

On February 21, 2024, Wuxi Mingteng Mould entered into an additional unsecured short-term loan agreement with Bank of Jiangsu with principal amount of RMB 10 million (approximately $1.4 million), with an annual interest rate of 2.95%. The maturity date of the loan is February 20, 2025.

NOTE 9 – OTHER LIABILITIES

Other liabilities consisted of the following:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Corporate income taxes	$307,855	$379,395
Value added tax	79,627	121,691
Construction tax	11,296	14,615
Individual income tax	1,977	3,598
Payroll payable	510,779	474,629
Others	47,636	47,982
Total other liabilities	$959,170	$1,041,910

NOTE 10 – RELATED PARTY TRANSACTIONS

The table below sets the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Yingkai Xu	Serving as a shareholder, CEO and Chairman of the Board of Directors of Mingteng International, as well as the husband of the board member, Jingzhu Ding.
Jingzhu Ding	Serving as a shareholder and Director of Mingteng International, wife of the CEO and Chairman.
Wuxi Kaiteng Mold Factory	Ms. Jingzhu Ding owns 100% equity interest.

Significant transactions with related parties were as follows:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Purchase from related parties:
Wuxi Kaiteng Mold Factory	$118,032	$145,717
Subtotal	$118,032	$145,717

The Company purchases processing services from Wuxi Kaiteng Mold Factory.

The following represented related party balances as of June 30, 2024 and December 31, 2023:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Amounts due to related parties
Wuxi Kaiteng Mold Factory	$202,447	$207,780
Jingzhu Ding	34,853	32,529
Subtotal	$237,300	$240,309

Amounts due to Jingzhu Ding represented the loan from Jingzhu Ding to supplement the working capital of the Company. The loan was signed with series of contracts and is non-interest bearing. The loan term is indefinite. According to the contracts, the loan will be repaid when working capital is sufficient.

Amounts due to Wuxi Kaiteng Mold Factory represents amounts provided for processing services that the Company purchased from Wuxi Kaiteng Mold Factory.

NOTE 11 – SHAREHOLDERS’ EQUITY

Mingteng International is authorized to issue 5,000,000,000 ordinary shares of $0.00001 par value.

In accordance with the relevant PRC laws and regulations, Mingteng International’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profits as reported in accordance with PRC accounting standards. Mingteng International’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to a statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each of entity in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. As of December 31, 2022, statutory reserves had reached 50% of their respective registered capital. The balance of total statutory reserves remained $465,572 after December 31, 2022.

On April 22, 2024, Mingteng International completed its initial public offering on the Nasdaq Stock Market, issuing 1,050,000 Ordinary Shares with a par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $4.20 million. On May 10, 2024, additional shares of 157,500 were issued related to the over-allotment arrangement, par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $0.63 million. After deducting underwriting discounts, offering expenses and deferred offering costs, the Company received total net proceeds of approximately $2.31 million.

In connection with the initial public offering and the subsequent over-allotment offering, the Company also issued warrants to underwriters for Ordinary shares purchase option.

From April 2024 to May 2024, in connection with the initial public offering and the subsequent over-allotment offering, warrants were granted to underwriters to purchase up to 52,500 Ordinary shares and 7,875 Ordinary shares, respectively, at $4.80 per share, which were exercisable from October 14, 2024 to April 17, 2029. The warrants can be purchased in cash or via the cashless exercise option.

As of June 30, 2024, there were 60,375 warrant shares granted to underwriters left unexercised, which are exercisable from October 14, 2024 and before April 17, 2029.

The summary of warrant activities for the six months ended June 30, 2024 are as follows:

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years
Warrants Outstanding as of December 31, 2023	-	$-	-
Warrants Exercisable as of December 31, 2023	-	-	-
Warrants Granted	60,375	4.80	4.80
Warrants Exercises	-	-	-
Warrants Expired	-	-	-

Warrants Outstanding as of June 30, 2024	60,375	4.80	4.80
Warrants Exercisable as of June 30, 2024 (unaudited)	60,375	$4.80	4.80

NOTE 12 – OTHER INCOME, NET

Other income consisted of the following:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Waste sales	$4,781	$3,722
Loss on disposal of assets	(7,087)	-
Other, net	18,924	2,848
Total other income	$16,618	$6,570

NOTE 13 – TAXES

Corporation Income Tax (“CIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Mingteng International is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of the Cayman Islands.

Mingteng International HK is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and foreign investment enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Wuxi Mingteng Mould was approved as an HNTE in December 2019, Wuxi Mingteng Mould is entitled to a reduced income tax rate of 15% beginning December 2019 and is able to enjoy the reduced income tax rate through November 2022.  In November 2022, Wuxi Mingteng Mould reapplied to obtain the recognition of HNTE and the preferential rate of 15% was extended to November 2025.

The provision for income taxes consisted of the following:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Current
Cayman Islands	$-	$-
Hong Kong	-	-
China	13,298	116,740
Deferred
Cayman Islands	-	-
Hong Kong	-	-
China	(20,846)	(10,553)
Income tax (benefit)/provision	$(7,548)	$106,187

The following table reconciles the PRC statutory rate to the Company’s effective tax rate:

	For the Six Months Ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25.0%	25.0%
Additional deduction of research and development expenses	28.6%	(8.4)%
Non-deductible expenses	4.4%	1.2%
Effect of PRC preferential tax rate	(10.0)%	(10.6)%
Loss from non-PRC entities not subject to PRC tax	(45.2)%	8.7%
Effective tax rate	2.8%	15.9%

For the six months ended June 30, 2024 and 2023, the tax saving as the result of the favorable tax rate amounted to $nil and $70,791, respectively, and per share effect of the favorable tax rate were $nil and $0.02, respectively.

Deferred tax assets and liabilities

Components of net deferred tax assets and liabilities were as follows:

	As of June 30,	As of December 31,
	2024	2023
	(Unaudited)
Allowance for doubtful accounts	$2,169	$3,460
Inventories valuation allowance	9,287	2,709
Depreciation	(236,039)	(253,062)
Net deferred tax (liabilities) assets	$(224,583)	$(246,893)

The movement of net deferred tax liabilities and assets were as follows:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$(246,893)	$6,143
Current period reduction (addition)	20,846	(156,674)
Foreign exchange difference	1,464	(301)
Balance at end of the period	$(224,583)	$(150,832)

NOTE 14 – CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

For the six months ended June 30, 2024, two customers accounted for approximately 23.4% and 17.4% of the Company’s total revenues. For the six months ended June 30, 2023, three customers accounted for approximately 23.6%, 15.3% and 13.5% of the Company’s total revenues. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of June 30, 2024, two customers accounted for approximately 30.4% and 10.6% of the Company’s accounts receivable balance. As of December 31, 2023, three customers accounted for approximately 33.5%, 13.9% and 12% of the Company’s accounts receivable balance.

For the six months ended June 30, 2024, four suppliers accounted for approximately 13.9%, 13.6%, 13.5% and 11.0% of the total purchases. For the six months ended June 30, 2023, none of the suppliers accounted for more than 10% of the total purchases.

As of June 30, 2024, none of the suppliers accounted for more than 10% of the Company’s accounts payable balance. As of December 31, 2023, one supplier accounted for approximately 11.3% of the Company’s accounts payable balance.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements. As of June 30, 2024, the Company has no outstanding litigation.

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

Employment agreements

On September 20, 2022, Mingteng International entered into an employment agreement with our Chief Executive Officer, Yingkai Xu, for a term of 3 years. Mr. Xu is entitled to an annual base salary of USD 30,000 for each calendar year on a pro-rated basis, payable on a quarterly basis.

On September 20, 2022, Mingteng International entered into an employment agreement with our Chief Financial Officer, Fengting Yin, for a term of 3 years. Ms. Yin is entitled to an annual base salary of USD 30,000 for each calendar year on a pro-rated basis, payable on a quarterly basis.

NOTE 16 – SEGMENT REPORTING

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products and services are sold or provided in the PRC.

NOTE 17 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the unaudited condensed consolidated financial statements were issued and identified the following transactions for financial disclosure purposes.

On August 22, 2024, the Company received a government subsidy of RMB 4 million (approximately $0.56 million) from the People’s Government of Luoshe Town, Huishan District, Wuxi City to reward the successful listing on NASDAQ. The company will fully recognize this government subsidy as other income for the fiscal year 2024, which resulting in an increase of approximately $0.56 million in profit before tax.

On September 1, 2024, Wuxi Mingteng Mould entered into a new lease agreement with Wanjie Construction Machinery Business Department, for office and production space. The lease period was from September 1, 2024 to August 31, 2025, with a monthly rental of RMB 24,029 (approximately $3,372). Wuxi Mingteng Mould had no intention to extend the term of the lease. This agreement has a lease term with 12 months and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Wuxi Mingteng Mould chose to elect short-term lease measurement, and recognized the lease payments in net income on a straight-line basis over the lease term.